

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2023

Charles Wheeler
Chief Executive Officer
Greenbacker Renewable Energy Company LLC
230 Park Avenue, Suite 1560
New York, NY 10169

   Re: Greenbacker Renewable Energy Company LLC
    Post-Effective Amendment No. 1 to Form S-3 on Form S-1
    Response dated March 20, 2023
    File No. 333-251021

Dear Charles Wheeler:

  We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Correspondence dated March 20, 2023

General

1. We note your response to prior comment 2 and reissue. General Instruction VII.C to Form S-1 requires that the registrant has filed the annual report for its most recently completed fiscal year to be eligible to incorporate by reference into the post-effective amendment to Form S-3 on Form S-1. Accordingly, please revise.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Gus Rodriguez, Staff Accountant, at (202) 551-3752 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the

Charles Wheeler
Greenbacker Renewable Energy Company LLC
March 28, 2023
Page 2

financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jason Myers